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UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52753
PLAYBOX  (US) INC.
_____________________________________________________________________________________________________________
(Exact name of registrant as specified in its charter)

Suite 3.19
130 Shaftesbury Avenue
London, England W1D SEU
44 (0) 20 7031 1189
_____________________________________________________________________________________________________________

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001
_____________________________________________________________________________________________________________
(Title of each class of securities covered by this Form)

Not applicable
_____________________________________________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) □

Rule  12h-3(b)(1)(i) □

Rule  12h-3(b)(1)(ii) □

Rule     15d-6 □

Approximate number of holders of record as of the certification or notice date: Approximately 159

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PlayBox (US) Inc.

Date: August 28, 2009	By:	/s/ Gideon Jung
Gideon Jung, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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